VATECH

TELEFAX

03 DEC -9 AM 7:21

An: To:	SEC	Datum: Date:	7.11.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-391[redacted]**		

03045052

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

SUPPL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dw 12/17

VATECH

VA TECH ELIN EBG

PRESS INFORMATION

VA TECH ELIN EBG delivers electrical energy technology and drive technology for a cement plant in Iran. The total order value amounts to around 4.2 m Euros.

The Iranian company FARAZ FIROUZKUH CEMENT COMPANY (FFCC) is building a new cement plant with a capacity of approximately 3,300 tons of clinkers per day. The plant is located 130 km north of Teheran, 2,100 m above sea-level. For the production of cement clinker limestone and tone are burned in a rotating furnace up to sintering (about 1,450 °C) to the portland cement clinker.

FFCC draws upon the long lasting experience of VA TECH ELIN EBG in the cement industry on the Iranian market. Apart from the complete project engineering VA TECH ELIN EBG also was assigned the supply of the plant's electrical equipment.

As far as the range of energy technology is concerned the order covers the supply of the high-voltage equipment, the main transformers, the medium voltage switchgear as well as the emergency electrical installation. The drive technology equipment covers medium voltage engines with starter, frequency-regulated drives and low-voltage engines.

The construction works have already begun and start-up is scheduled for the end of 2004.

++++2003-11-07

The VA TECH ELIN EBG group, a company of the listed VA Technologie AG (VA TECH), is a leading supplier of electromechanical, electronic and integrated utility systems, equipment and services. Our problem-solving competence covers the fields of industrial plant, building systems technology, energy supply, automation, drive technology and facility management. In 2002, VA TECH ELIN EBG achieved sales of EUR 573,3 bn according to IAS with a work force of 3,186 employees.

This and other VA TECH ELIN EBG and VA TECH Group press releases are available on the homepages www.vatech.at and www.vatechelinebg.at an be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43 (70) 6986-9222, Fax: +43 (70) 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

Christian Schrofler
Penzinger Straße 76, A-1141 Wien
Tel: +43 (1) 89990-2374, Fax: +43 (1) 89990-2373
e-mail: christian.schrofler@vatech-pw.com

VATECH

03 DEC -9 7:21

TELEFAX

An: To:	SEC	Datum: Date:	2003-12-09
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (Incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VA TECH ELIN EBG

PRESS INFORMATION

Sustainable CO_2 reduction by energy optimisation – VA TECH ELIN EBG built ecological power station for Egger chipboard plant in Lower Austria.

The company Egger focuses entirely on environmentally friendly power generation for its chipboard plant at the Lower Austrian location of Unterradlberg. After having provided a project proposal as well as a rough analysis VA TECH ELIN EBG was entrusted with the delivery and erection of an ecological power station with an electric capacity of 2,000 kW.

The order including a five-year maintenance agreement and amounting to a total of EUR 3.3 m enables savings of approx. 6,300 tons CO_2 annually in comparison with power generation by means of natural gas.

Both steam engines of the Hamburg-based company Spilling are equipped with six double-acting cylinders each. They are operated by saturated steam with a pressure of 60 bar which is generated by regulating and drying the high pressure steam of 80 bar. After expansion the steam is again dried and introduced into the 11 bar steam net. From the accumulating condensate of the plant around 600 kW additional heat may be generated which are introduced into the existing heating system of Egger. Eco-power is generated by two 6 kV generators and transformed to 20 kV before finally being transmitted into the net of EVN.

The scope of supply of VA TECH ELIN EBG furthermore includes the installation and piping plans as well as the co-operation in planning the plant that has to be newly built. Both the control technology and visualisation of the plant will be integrated in the existing control technology of Egger. In August 2004 the plant will be delivered to the customer.

++++2003-12-09

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43 (70) 6986-9222, Fax: +43 (70) 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

Christian Schrofler
Penzinger Straße 76, A-1141 Wien
Tel: +43 (1) 89990-2374, Fax: +43 (1) 89990-2373
e-mail: christian.schrofler@vatech-pw.com

VATECH

03 DEC -9 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	2003-12-09
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

VA TECH T&D wins major new Contract in Vietnam

VA TECH Transmission and Distribution (VA TECH T&D), one of the world's leading suppliers of high voltage transmission and distribution systems, has been awarded a major contract by Electricity of Vietnam (EVN).

This contract, amounting € 40 million, covers the construction of the new 500/225kV substations of Phu My and Nhabe and the 500kV extension of Phulam substation.
Phulam substation was part of five major 500kV substations designed and supplied in 1994 by Schneider Electric High Voltage - now VA TECH T&D, which was scope of the first EVN 500kV transmission line linking the North to the South of the Country.

VA TECH T&D in France will lead a consortium, formed with its partner, the Japanese company Nissho Iwai Corporation, in charge of this prestigious new project.
At the completion of this project, nearly 3000MW produced by Phu My, the biggest power plants complex in Vietnam, will be transmitted into the 500kV national grid.

These substations will use VA TECH 500kV switchgear and VA TECH SAT digital control systems.

This major project in Vietnam marks VA TECH's continued strategic expansion in South East Asia. Other recent contract successes have been achieved in Indonesia, Thailand and Malaysia.

This important project will be financed by JBIC (Japan Bank for International Cooperation) and will be executed on a turnkey basis. Work has already started on the project and is due for completion in June 2005

++++2003-12-09

VA TECH Transmission & Distribution, a group company of the listed VA Technologie AG, Is a leading international supplier of electric power transmission and distribution systems. We offer integrated system solutions and cutting edge technology individually tailored to our customer's needs. The global network of subsidiaries guarantees fast and efficient on-site service for customers. In 2002 the group company, with 6,500 employees, achieved sales of approximately EUR 1,260 m.

This and other VA TECH and VA TECH Transmission & Distribution press releases are also available on the Internet: www.vatech.at and www.vatech-td.com

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: +43 (1) 89100-2053, Fax: 43 (1) 89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwalger
Lunzerstraße 64, A-4031 Linz
Tel: +43 (732) 6986-9222, Fax: 43 (732) 6986-3416
e-mail: wolfgang.schwalger@vatech.at